Exhibit 21.1

List of Subsidiaries and VIE

Name	Jurisdiction	Ownership
Benefactum Alliance Holdings Co., Ltd.	British Virgin Islands	100%
Benefactum Sino Ltd.	Hong Kong	100%
Benefactum Alliance (Shenzhen) Investment Consulting Co., Ltd.	People’s Republic of China	100%
Benefactum Alliance Business Consultant (Beijing) Co., Ltd.	People’s Republic of China	VIE
Qianhai Zhonghui Business Information Consulting Co., Ltd.	People’s Republic of China	VIE’s 100% Subsidiary
Puhui Equity Investment Co., Ltd.	People’s Republic of China	VIE’s 100% Subsidiary